December 12, 2007 special meeting of shareholders

A proposal to approve an agreement and plan of merger with Putnam
High Yield Municipal
Trust and authorization, creation and issuance was approved as follows:

Common shares

Votes for    23,228,606
Votes withheld  949,930
Abstentions     578,556


Preferred shares

Votes for         1,661
Votes withheld       36
Abstentions          25


A proposal to approve a two-for-one stock split of Series C
Remarketed Preferred shares was
approved as follows:

Remarketed preferred shares Series A

Votes for            522
Votes withheld         6
Abstentions           17

Remarketed preferred shares Series B

Votes for            515
Votes withheld        30
Abstentions            5

Remarketed preferred shares Series C

Votes for             627
Votes withheld          0
Abstentions             0